

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 5, 2012

Adam Alred
Chief Executive Officer
EZJR, Inc.
935 Highway 124 #215
Braselton, GA 30517

>   **Re: EZJR, Inc.**
>   **Form 8-K**
>   **Filed March 5, 2012**
>   **File No. 000-53810**

Dear Mr. Alred:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with support for all quantitative and qualitative data from the National Association of Realtors and the U.S. Census Bureau. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

2.   Please tell us why you have not provided the required disclosures under Item 5.06 of Form 8-K.

Item 1.01 Entry into a Material Definitive Agreement, page 2

3. Please revise to identify the shareholders from you and OWR that received or sold shares and briefly describe the negotiations that resulted in the reverse merger.

4. Please revise to clarify whether shareholder approval was required for this business combination and, if so, how you obtained such approval. If you determined that shareholder approval was not required, please tell us your basis for such determination.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

OwnerWiz Realty Business, page 3

General

5. Please revise to specifically discuss the services you have provided up to the date of this document and are currently able to provide based on your current resources. Explain how you earn revenues and identify the party that will provide your revenues. For instance, are the buyers or sellers of homes obligated to pay you fee revenue?

6. Please revise to discuss the "user-generated content" you plan to provide to home buyers in addition to MLS data. Include a description of the sources for such materials.

7. Please clarify if the website located at www.ownerwizrealty.com is your website.

Business Strategy, page 6

8. Please revise to explain how you plan to offer a variety of properties to rent to your clients. Please describe how you identify such properties and whether your system for locating such properties is proprietary or reliant on MLS data.

Marketing Strategy, page 7

9. Please revise to better describe the customer relationship management system you plan to utilize to track customer profiles.

Intellectual Property, page 12

10. Please revise to identify your specific proprietary assets.

Risk Factors

General

11. Your risk factor section includes risks that appear generic to any issuer or offering. For instance, your risk factor on page 21 regarding incurred costs as a result of operating as a

public company appears generic. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

12.   Please add a risk factor discussing management's inexperience in running a public company.

If OWR's business plan is not successful…, page 13

13.   Please revise your risk factor subheadings to accurately reflect the fact that there is substantial doubt about your ability to continue as a going concern.

OWR is negatively impacted…, page 16

14.   Refer to the bulleted list under this risk factor. To the extent these risks have not been discussed elsewhere, please break out these risks into separate risk factors, each with its own subheading, and specifically discuss the risk to your business posed by each factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

15.   Please disclose the number of homes sold or rented and the value of such transactions, in aggregate, that resulted in the revenues disclosed. Please also discuss the nature of your general and administrative expenses in greater detail.

Liquidity and Capital Resources, page 23

16.   Please revise to quantify your contractual debt obligations for the next 12 months and clarify whether you believe your resources will be sufficient to meet your operating requirements.

17.   Please also update your disclosure in this section to clarify how your business development efforts will be impacted if you do not secure additional debt or equity financing.

Management

Current Directors and Officers

Biographies of Directors/Officers, page 24

18.   Revise your disclosure to reference specific activities conducted in the past 5 years for each of your executives.

19.   Please clarify whether you have a written employment agreement with Mr. Alred. If so, please file this as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Transactions, page 27

20.   Please revise to identify your promoter(s) or advise.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits, page 33

21.   We note that the company entered into an agreement with a related party to purchase "qualified client leads." Please file this agreement as an exhibit in accordance with item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file the agreement.

Exhibit 99.1

OwnerWiz Realty, Inc. Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

22.   Please amend to include the signature designation on the report of independent registered public accounting firm issued by Kelly & Company.

23.   Please revise to include the phrase "substantial doubt" in the going concern opinion paragraph to comply with PCAOB standards.

2. Summary of Significant Accounting Policies, page 7

24.   Tell us if your revenue is presented on a gross or net basis. See ASC 605-45-45 for reference. Clarify if the commission revenue presented represents the entire commission earned on the sales or rental transactions or if it only represents your participatory share. Also, tell us what is included in the line item "Commission expenses" on your statement of operations.

Exhibit 99.2

Balance Sheet

25.   Please tell us how you calculated the pro forma adjustments to common stock, additional paid in capital, and deficit accumulated during the development stage in the pro forma balance sheet as of December 31, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel